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                             April 5, 2021

       Emmanuel Hernandez
       Chief Financial Officer
       Rodgers Silicon Valley Acquisition Corp
       535 Eastview Way
       Woodside, CA 94062

                                                        Re: Rodgers Silicon
Valley Acquisition Corp
                                                            Registration
Statement on Form S-4
                                                            Filed March 8, 2021
                                                            File No. 333-253976

       Dear Mr. Hernandez:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed March 8, 2021

       General

   1. Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.
   2.                                                   Please disclose the
financial projections and assumptions for Enovix.
       Questions and Answers About the Proposals
       Q: Are there any arrangements to help ensure that RSVAC will have sufficient funds..., page 6

   3. We note your disclosure regarding your anticipated uses of the funds from the trust.
                                                        Please revise to
clarify how the PIPE funds will be used.
       Q: What interests do RSVAC's current officers and directors have in the Business Combination?, page 7
 Emmanuel Hernandez
FirstName   LastNameEmmanuel     Hernandez
Rodgers Silicon  Valley Acquisition Corp
Comapany
April       NameRodgers Silicon Valley Acquisition Corp
       5, 2021
April 25, 2021 Page 2
Page
FirstName LastName

4. Please provide the amount of out-of-pocket expenses that have been incurred. Please also quantify the interests that each of your sponsor, current officers and directors will receive in the business combination by listing the value of the securities as of the most recent practicable date. Include the PIPE investors in your discussion. Please make similar changes throughout the proxy statement/prospectus.
Q: Do I have redemption rights?, page 8

5. Please fill in missing information throughout the proxy statement/prospectus to the extent that it is known, such as the amounts in this section.
Q: What are the U.S. federal income tax consequences..., page 9

6. Please revise your disclosure here and on page 107 to clearly state whether the merger will be a taxable transaction. Include risk factor disclosure. In addition, revise the heading on page 107 to remove the word "certain." Refer to Section III of Staff Legal Bulletin No.
         19.
Enovix Corporation, page 15

7. Please revise your disclosure to describe Enovix in more detail. Clarify that it is a development stage company with no operations. Include disclosure about its history of reported losses, and the fact that its independent accounting firm expressed doubt as to its ability to continue as a going concern. Please also add risk factor disclosure describing
         Enovix's reported losses and the going concern opinion.
Parties to the Business Combination
Rodgers Silicon Valley Acquisition Corp, page 15

8. Please provide the Nasdaq trading price of the securities as of the most recent practicable date.
Enovix's relationships with its current customers are subject to various risks, page 32

9.       We note your disclosure that some of Enovix   s customers have
exclusive rights to
         purchase Enovix   s batteries for use in certain ways for certain
periods of time, which
         could limit the ability of Enovix to sell batteries to other customers to which Enovix would otherwise be able to sell batteries. Please revise to elaborate on the exclusive rights and limitations on Enovix.
Risk Factors
RSVAC's Sponsor, directors and officers have interests in the Business Combination..., page 48

10. Please revise your disclosure here to separate the discussion of Mr. Rodgers' conflicts into its own paragraph with its own heading that specifically describes the risk to investors.
 Emmanuel Hernandez
FirstName   LastNameEmmanuel     Hernandez
Rodgers Silicon  Valley Acquisition Corp
Comapany
April       NameRodgers Silicon Valley Acquisition Corp
       5, 2021
April 35, 2021 Page 3
Page
FirstName LastName
11. Please consider including enhanced disclosure on page 8 and separate risk factor disclosure regarding conflicts of interest of your officers and directors. In that regard, we note that Mr. Reichow is an advisor to RSVAC and was appointed as a director of
         Enovix. We also note that Mr. Schmitt served as an advisor to RSVAC and was hired as the Executive Vice President of Sales of Enovix during the target evaluation process.
The Combined Entity's amended and restated certificate of incorporation will..., page 56

12. We note that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the
         Securities Act. Please also revise your disclosure here on and page 208 to state that there is uncertainty as to whether a court would enforce your provision. In that regard, we note Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Background of the Business Combination, page 73

13. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
14.      We note your disclosure on page 75 that on December 9, 2020, Mr.
Reichow was
         appointed to the board of directors of Enovix. Please revise to state when he was appointed to the Enovix board. Please also clarify Mr. Reichow's role with RSVAC.
         Further, we note that throughout this section, you describe Mr. Reichow's involvement, and it not always clear if he is acting as a representative from Enovix or RSVAC. In each of your discussion regarding Mr. Reichow involvement please be sure to clarify whether he was acting in his capacity as a representative of RSVAC or Enovix.
15. We note your disclosure on pages 1 and 75 that Mr. Rodgers would be excluded from future meetings that related to Enovix and RSVAC. Please revise clarify the types of meetings Mr. Rodgers was excluded from. In that regard, we note that Mr. Rodgers participated in meetings that occurred on various dates throughout December and
         January.
16. We note your disclosure on page 83 that Enovix received a fairness opinion prepared by
         VRC. Please file the fairness opinion as an annex to the proxy statement/prospectus, and include the information required by Item 1015 of Regulation M-A.
17. We note your disclosure on page 77 that Enovix needed to demonstrate progress towards improving certain critical business processes. Please revise to disclose the business processes that Enovix needed to improve. We also note your disclosure on page 80 regard
         RSVAC's Board concerns regarding Enovix's lack of progress in improving certain critical
 Emmanuel Hernandez
FirstName   LastNameEmmanuel     Hernandez
Rodgers Silicon  Valley Acquisition Corp
Comapany
April       NameRodgers Silicon Valley Acquisition Corp
       5, 2021
April 45, 2021 Page 4
Page
FirstName LastName
         business processes. Please elaborate on the nature of the business processes and RSVAC's
         Board's concerns.
18.      Please revise to disclose whether Mr. Schmitt continued as one of
RSVAC   s Technical
         Advisory Board members after he was hired as Executive Vice President of Sales and
         Marketing of Enovix.
19. We note the meeting on January 27, 2021 disclosed on page 80. Please revise to disclose Enterprise Value to be offered to Enovix.
20. Please disclose the amount of the valuations and not-to-exceed offer amounts discussed at the various meetings. Please also elaborate on the differing viewpoints and counterpoints discussed at the various meetings.
Engagement of Financial Advisor to RSVAC, page 83

21. Please revise your disclosure to include the compensation paid to ThinkEquity during the past two years including as a result of the current relationship. Refer to Item 1015(4) and
         (5) of Regulation M-A.
The RSVAC Board's Reasons for the Approval of the Business Combination, page 83

22. We note that the only reason addressed in this section is the engagement of the financial advisor. Please expand your disclosure here to explain if there were any other positives or negatives that the board considered in determining whether to approve the business combination.
PROPOSAL 3: THE CHARTER AMENDMENT PROPOSAL, page 115

23. Please revise to disclose the amendment to your exclusive forum provision. In that regard, we note that your existing charter provides concurrent jurisdiction for claims arising under the Securities Act, and the proposed charter designates the federal district courts of the United States of America as the exclusive forum for claims arising under the
         Securities Act.
Information About Enovix, page 155

24. We note your disclosure on page 16 that Enovix was incorporated in 2006. Please revise to provide a brief history of the company's operations.
25. Please revise to provide the basis for your statement that Enovix's batteries are five years ahead of current industry standard products.
26. Please elaborate on the terms of your funded product development agreements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Emmanuel Hernandez
Rodgers Silicon Valley Acquisition Corp
April 5, 2021
Page 5

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



FirstName LastNameEmmanuel Hernandez                 Sincerely,
Comapany NameRodgers Silicon Valley Acquisition Corp
                                                     Division of Corporation
Finance
April 5, 2021 Page 5                                 Office of Manufacturing
FirstName LastName